

02006920

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 52672

ANNUAL AUDITED REPORT FORM X-17A-5 PART III


RECEIVED
FEB 2 8 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vortex Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Turkowski — 312 / 786-5858 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name — *if individual, state last, first, middle name*)

9661 West 143rd Street	Orland Park	Illinois	60462
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Komie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vortex Trading, LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


OFFICIAL SEAL
WENDELLA L. DONEGAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-25-2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exemptive Provision
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VORTEX TRADING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(Filed as Confidential Information Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934)

VORTEX TRADING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

CONTENTS

MPS MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

Board of Directors
Vortex Trading, LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Vortex Trading, LLC as of December 31, 2001, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vortex Trading, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information on pages 10-13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

February 12, 2002
Orland Park, Illinois

9661 W. 143rd St. • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895



VORTEX TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$	172,817
Receivable from clearing firm		3,848,403
Exchange membership, adjusted cost		360,000
Furniture and equipment, less accumulated depreciation of $158,477		548,389
Other assets		11,533
Total assets	$	4,941,142

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	2,800
Member's equity		4,938,342
Total liabilities and member's equity	$	4,941,142

See notes to financial statements.

VORTEX TRADING, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

Revenues:		
Trading income	$ 144,891	
Interest and dividend income	152,581	
Seat lease income	160,500	
Total revenues		$ 457,972
Expenses:		
Compensation and related expenses	801,745	
Execution costs	1,539	
Communications and data processing	164,335	
Occupancy	301,710	
Seat lease	51,000	
Other operating expenses	244,817	
Loss on exchange membership	280,000	
Total expenses		1,845,146
Net loss		$ (1,387,174)

See notes to financial statements.

VORTEX TRADING, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

Balance at beginning of year	$ 5,895,319
Contributions	430,197
Net loss	(1,387,174)
Balance at end of year	$ 4,938,342

See notes to financial statements.

VORTEX TRADING, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net loss	$ (1,387,174)	
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	158,477	
Loss on exchange membership	280,000	
Changes in operating assets and liabilities:		
Decrease in receivable from clearing firm	737,932	
Increase in other assets	(11,533)	
Decrease in accounts payable	(1,403)	
Net cash used by operating activities		$ (223,701)
Cash flows from investing activities:		
Decrease in amount due from affiliate	561,800	
Purchase of furniture and equipment	(700,867)	
Net cash used by investing activities		(139,067)
Cash flows from financing activities:		
Contribution from member		430,197
Net increase in cash		67,429
Cash at beginning of year		105,388
Cash at end of year		$ 172,817

See notes to financial statements.

VORTEX TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was organized under the Limited Liability Company Act of Illinois. The business of the Company is to engage in market making activity in the trading of equity securities on organized exchanges in the United States. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the American Stock Exchange.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities and commodities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of three months or less to be cash equivalents.

Depreciation

Furniture and equipment are stated at cost and depreciated using straight-line and accelerated methods over the estimated useful lives of the assets.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for federal income taxes.

NOTE 2. CASH FLOW INFORMATION

Interest and state income taxes paid during the year ended December 31, 2001 were as follows:

Interest	$ 34,281
State income taxes	$ -

NOTE 3. FURNITURE AND EQUIPMENT

At December 31, 2001, furniture and equipment consisted of the following:

Equipment	$	177,536
Furniture and fixtures		12,260
Software		517,070
Total	$	706,866

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2001, the Company had net capital of $4,015,154 which was $3,915,154 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.001 to 1.0.

NOTE 5. EXCHANGE MEMBERSHIP

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of impairment. Management believes that an impairment in value of $280,000 occurred in 2001, at which time the Company wrote down the cost of its exchange membership.

NOTE 6. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient. Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that may differ from market values reflected in the statement of financial condition. The Company monitors such risk on a daily basis.

NOTE 7. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company manages this risk by maintaining its bank balances in high quality financial institutions.

The Company's accounts receivable are maintained by one clearing organization. The Company manages this risk by monitoring the performance of the clearing organization.

NOTE 8. OPERATING LEASE COMMITMENTS

The Company has leased office space in Chicago through May 31, 2004. In addition to minimum monthly payments, the Company is responsible for monthly rent adjustment payments. These payments are based upon the landlord's estimate of the Company's share of certain expenses and taxes. Rent expense for the year ended December 31, 2001 was $137,293.

Future minimum lease payments required under the operating lease are as follows:

2002	$	35,638
2003		36,707
2004		15,754
Total	$	88,099

The Company also leases memberships on various exchanges on a month to month basis. Rent expense under these lease agreements for the year ended December 31, 2001 was $51,000.

NOTE 9. MEMBER'S LIABILITY, INTERESTS, RIGHTS, PREFERENCES AND PRIVILEGES

The Company's Operating Agreement specifies the following information relating to its members:

Member's liability limitation
Rights and obligations of members
Member's contributions to the company and capital accounts
Allocations, income tax, distributions, elections and reports of members
Transferability and redemption of member's interests
Additional members

SUPPLEMENTARY INFORMATION

VORTEX TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Total member's equity	$	4,938,342
Member's equity not allowable for net capital		-
Total member's equity qualified for net capital		4,938,342
Deductions:		
Non-allowable assets:		
Petty cash		214
Exchange membership		360,000
Furniture and equipment, net		548,389
Other assets		11,533
Net capital before haircuts on securities positions		4,018,206
Haircuts on securities		(3,052)
Net capital		4,015,154
Net capital requirements		100,000
Excess net capital	$	3,915,154
Total aggregate indebtedness	$	2,800
Ratio of aggregate indebtedness to net capital		0.001

Reconciliation with Company's Computation (included in Part II of FOCUS report as of December 31, 2001)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	4,016,547
Audit adjustments		(1,393)
Net capital per above	$	4,015,154

VORTEX TRADING, LLC

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act under Section (K)(3) of that rule.


MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

Board of Directors
Vortex Trading, LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of Vortex Trading, LLC ("Company") for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9661 W. 143rd St. • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

February 12, 2002
Orland Park, Illinois